

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

<u>*Via E-Mail*</u>

Daniel W. Hollis
Chief Executive Officer
Dutch Gold Resources, Inc.
3500 Lenox Road, Suite 1500
Atlanta, Georgia 30326

> **Re: Dutch Gold Resources, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 19, 2011**
> **File No. 333-72163**

Dear Mr. Hollis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us when you expect to respond to our outstanding comments on your Form 10-K for the period ending December 31, 2009 and your Form 8-K dated March 21, 2011. Note that these outstanding comments should be resolved before we will be in a position to clear comments on your preliminary information statement.

2. We note your disclosure that the amendment to your articles of incorporation to increase the number of the company's authorized shares of capital stock was approved by the written consent of the majority shareholders holding approximately 61% of your outstanding voting capital stock. However, your beneficial ownership table on page 7

reflects that your officers and directors as a group own 8.93% of your outstanding shares, and there are no other five percent or greater shareholders. Please tell us the method by which the written consent of the consenting stockholders was obtained and identify the shareholders or group of shareholders whose consent you solicited. See Rule 14a-2(b)(2) of the Exchange Act.

Securities Ownership of Certain Beneficial Owners and Management, page 7

3. We note that your officers and directors do not file Section 16 reports; however, your most recent Form 10-K states that your common stock is registered pursuant to section 12(g) of the Exchange Act. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Peter Campitiello, Esq.
    Tarter Krinsky & Drogin LLP